Exhibit 99.1

LexinFintech Holdings Ltd. Reports Second Quarter 2023

Unaudited Financial Results

SHENZHEN, China, August 29, 2023 (GLOBE NEWSWIRE) -- LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading technology-empowered personal financial service enabler in China, today announced its unaudited financial results for the quarter ended June 30, 2023.

“Total loan origination for the second quarter of 2023 reached RMB63.9 billion, beating the high end of our guidance which is RMB63.5 billion, representing a year-over-year growth of 30.1%. Total outstanding loan balance reached RMB114 billion with an increase of 31.8% year-over-year,” said Jay Wenjie Xiao, chairman and chief executive officer of Lexin. “In this increasingly uncertain world, we continued to unwaveringly undertake fundamental business principles that we believe in to enhance our capabilities with risk management as the top priority and better cater to our customer’s evolving needs. The second quarter of 2023 represented the fifth consecutive quarter of both operational and financial growth in our V-shaped turnaround, despite a slow macroeconomic recovery.”

“In the past quarter, we continued to step up our efforts in strengthening the holistic risk management system, accelerate to upgrade our customer to better quality segments and implementing a series of cost-effective initiatives we launched this year. All these endeavors generated tangible progress in achieving lower-pricing products, better customer base, improved asset quality and enhanced profitability. Considering the continued business turnaround momentum, our financial position has been further strengthened that not only offers strong support for our growth and innovations, but also allows us to increase returns to our shareholders through a semi-annual cash dividend policy. Looking ahead, we remain cautious about weakening consumption recovery in China and continued to take a prudent business approach for the rest of this year.” Mr. Xiao continued.

“In the second quarter, we delivered another healthy quarterly result and cruised along the V-shaped turnaround trajectory,” said Mr. James Zheng, chief financial officer of Lexin, “Total operating revenue for the second quarter was RMB3.1 billion, an increase of 26.6% year-over-year, and 2.4% quarter-on-quarter, and our net profit also grew to RMB356 million, an increase of 112% year-over-year and 8.6% quarter-on-quarter. Net profit margin increased to 11.6% from 6.9% in the second quarter of 2022 and 11.0% in the first quarter of 2023. It’s worth noting that we further enriched product supplies on our e-commerce platform and enhanced digital consumption experience for our customers especially during 618 shopping festival aiming to fully leverage the unique strength of Lexin consumption ecosystem. We are delighted to harvest a faster-than-expected GMV sequential growth of 31.6% on our e-commerce platform, which far exceeded the overall GMV growth across all our business lines. A fast-growing e-commerce business, better quality assets contributing from a growing share of high-quality customer segment and continued implementation of cost control and efficiency initiatives all boosted the growth of profitability this quarter.”

Second Quarter 2023 Operational Highlights:

•
Total number of registered users reached 199 million as of June 30, 2023, representing an increase of 11.8% from 178 million as of June 30, 2022, and users with credit lines reached 41.0 million as of June 30, 2023, up by 5.4% from 38.9 million as of June 30, 2022.
•
As of June 30, 2023, we cumulatively originated RMB987.4 billion in loans, an increase of 31.4% from RMB751.3 billion a year ago.

User Base

•
Number of active users1 who used our loan products in the second quarter of 2023 was 5.0 million, representing a decrease of 18.2% from 6.1 million in the second quarter of 2022.
•
Number of new active users who used our loan products in the second quarter of 2023 was 0.4 million, representing a decrease of 49.3% from 0.9 million in the second quarter of 2022.

Loan Facilitation Business

•
Total loan originations2 in the second quarter of 2023 was RMB63.9 billion, an increase of 30.1% from RMB49.1 billion in the second quarter of 2022.
•
Total outstanding principal balance of loans2 reached RMB114 billion as of June 30, 2023, representing an increase of 31.8% from RMB86.6 billion as of June 30, 2022.
•
Total number of orders placed on our platform in the second quarter of 2023 was 25.2 million, representing a decrease of 34.7% from 38.5 million in the second quarter of 2022.

Credit Performance

•
90 day+ delinquency ratio was 2.59% as of June 30, 2023, as compared with 2.53% as of March 31, 2023.
•
30 day+ delinquency ratio was 4.61% as of June 30, 2023, as compared with 4.57% as of March 31, 2023.
•
First payment default rate (30 day+) for new loan originations was below 1% as of June 30, 2023.

Tech-empowerment Service

•
For the second quarter of 2023, we served over 90 business customers with our tech-empowerment service.
•
In the second quarter of 2023, the business customer retention rate3 of our tech-empowerment service was over 85%.

Installment E-commerce Platform Service

•
GMV4 in the second quarter of 2023 for our installment e-commerce platform service was RMB1,487 million, representing an increase of 34.5% from RMB1,105 million in the second quarter of 2022.
•
In the second quarter of 2023, our installment e-commerce platform service served over 500,000 users and 500 merchants.

Other Operational Highlights

•
The weighted average tenor of loans originated on our platform in the second quarter of 2023 was approximately 14.7 months, as compared with 12.8 months in the second quarter of 2022. The nominal APR5 was 16.1% for the second quarter of 2023, as compared with 14.8% in the second quarter of 2022.

Second Quarter 2023 Financial Highlights:

•
Total operating revenue was RMB3,056 million, representing an increase of 26.6% from the second quarter of 2022.
•
Credit facilitation service income was RMB2,138 million, representing an increase of 48.6% from the second quarter of 2022. Tech-empowerment service income was RMB392 million, representing a decrease of 10.2% from the second quarter of 2022. Installment e-commerce platform service income was RMB526 million, representing a decrease of 2.2% from the second quarter of 2022.
•
Net income attributable to ordinary shareholders of the Company was RMB356 million, representing an increase of 116% from the second quarter of 2022. Net income per ADS attributable to ordinary shareholders of the Company was RMB2.04 on a fully diluted basis.
•
Adjusted net income attributable to ordinary shareholders of the Company6 was RMB409 million, representing an increase of 96.5% from the second quarter of 2022. Adjusted net income per ADS attributable to ordinary shareholders of the Company6 was RMB2.19 on a fully diluted basis.

__________________________

1.
Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using the credit line granted by us.
2.
Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
3.
Customer retention rate refers to the number of financial institution customers and partners who repurchase our service in the current quarter as a percentage of the total number of financial institution customers and partners in the preceding quarter.
4.
GMV refers to the total value of transactions completed for products purchased on our e-commerce and Maiya channel, net of returns.
5.
Nominal APR refers to all-in interest costs and fees to the borrower over the net proceeds received by the borrower as a percentage of the total loan originations of both on- and off-balance sheet loans.
6.
Adjusted net income attributable to ordinary shareholders of the Company, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Second Quarter 2023 Financial Results:

Operating revenue increased by 26.6% from RMB2,413 million in the second quarter of 2022 to RMB3,056 million in the second quarter of 2023.

Credit facilitation service income increased by 48.6% from RMB1,438 million in the second quarter of 2022 to RMB2,138 million in the second quarter of 2023. The increase was driven by increases in loan facilitation and servicing fees-credit oriented, guarantee income and financing income.

Loan facilitation and servicing fees-credit oriented increased by 41.7% from RMB667 million in the second quarter of 2022 to RMB946 million in the second quarter of 2023. The increase was primarily due to the significant increase in off-balance sheet loans originated under the credit-oriented model.

Guarantee income increased by 113% from RMB290 million in the second quarter of 2022 to RMB618 million in the second quarter of 2023. The increase was primarily driven by the increase in loan originations and the increase of outstanding balances in the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Financing income increased by 19.4% from RMB481 million in the second quarter of 2022 to RMB574 million in the second quarter of 2023. The increase was primarily driven by the increase in the origination of on-balance sheet loans.

Tech-empowerment service income decreased by 10.2% from RMB436 million in the second quarter of 2022 to RMB392 million in the second quarter of 2023. The decrease was primarily due to the decrease in APR of loans originated under the profit-sharing model within tech-empowerment service as compared to the second quarter of 2022.

Installment e-commerce platform service income decreased by 2.2% from RMB538 million in the second quarter of 2022 to RMB526 million in the second quarter of 2023.

Cost of sales decreased by 15.6% from RMB551 million in the second quarter of 2022 to RMB465 million in the second quarter of 2023. The decrease was primarily driven by the decrease in transaction volume from online direct sales in the second quarter of 2023.

Funding cost increased by 21.7% from RMB128 million in the second quarter of 2022 to RMB156 million in the second quarter of 2023, which was consistent with the increase in financing income.

Processing and servicing costs decreased by 5.8% from RMB474 million in the second quarter of 2022 to RMB446 million in the second quarter of 2023. This decrease was primarily due to a decrease in risk management and collection expenses.

Provision for financing receivables was RMB146 million for the second quarter of 2023, as compared to RMB119 million for the second quarter of 2022. The credit losses reflect the most recent performance in relation to the Company’s on-balance sheet loans.

Provision for contract assets and receivables was RMB125 million in the second quarter of 2023, as compared to RMB130 million in the second quarter of 2022.

Provision for contingent guarantee liabilities was RMB722 million in the second quarter of 2023, as compared to RMB377 million in the second quarter of 2022. The increase was primarily due to the increase in loan origination of the off-balance sheet loans funded by certain institutional funding partners, which are accounted for under ASC 460, Guarantees.

Gross profit increased by 57.2% from RMB633 million in the second quarter of 2022 to RMB995 million in the second quarter of 2023.

Sales and marketing expenses decreased by 5.1% from RMB477 million in the second quarter of 2022 to RMB453 million in the second quarter of 2023, as a result of the decrease of salaries and personnel related costs for the sales employees.

Research and development expenses decreased by 21.5% from RMB155 million in the second quarter of 2022 to RMB121 million in the second quarter of 2023, as a result of the Company’s improved efficiency.

General and administrative expenses decreased by 14.7% from RMB113 million in the second quarter of 2022 to RMB96.5 million in the second quarter of 2023, as a result of the Company’s expense control measures.

Change in fair value of financial guarantee derivatives and loans at fair value was a gain of RMB130 million in the second quarter of 2023, as compared to a gain of RMB305 million in the second quarter of 2022. The change in fair value was primarily driven by the fair value gains realized as a result of the release of guarantee obligation, partially offset by the re-measurement of the expected loss rates and changes in the balances of the underlying outstanding off-balance sheet loans as of June 30, 2023.

Income tax expense increased by 101% from RMB40.1 million in the second quarter of 2022 to RMB80.8 million in the second quarter of 2023. The increase in income tax expense was consistent with the increase in the income before income tax expense in the second quarter of 2023.

Net income increased by 112% from RMB167 million in the second quarter of 2022 to RMB356 million in the second quarter of 2023.

Recent Developments

Semi-Annual Dividend Policy

On August 22, 2023, the Company's board of directors (the "Board") approved a semi-annual cash dividend policy. Under the policy, the Company will declare and distribute a recurring cash dividend semi-annually, starting from the second fiscal quarter of 2023, at an amount equivalent to approximately 15% to 30% of the Company's net profit in the previous six-month period, or as otherwise authorized by the Board. The determination to make dividend distributions and the exact amount of such distributions in any particular semi-annual period will be based upon the Company’s operations and financial conditions, and other relevant factors, and subject to adjustment and determination by the Board.

Semi-Annual Dividend

The board of directors of the Company has approved a dividend of US$0.058 per ordinary share, or US$0.116 per ADS, for the six-month period ended June 30, 2023 in accordance with the Company’s dividend policy, which is expected to be paid on October 17, 2023 to shareholders of record (including holders of ADSs) as of the close of business on September 15, 2023 New York time.

Outlook

Based on the Company’s preliminary assessment of the current market conditions and the prudent business approach due to the weak consumption recovery, the company reaffirms the earlier guidance of annual GMV amount of RMB245-255 billion, which represents 20-25% year over year growth.

These estimates reflect the Company's current expectation, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 10:00 PM U.S. Eastern time on August 29, 2023 (10:00 AM Beijing/Hong Kong time on August 30, 2023).

Participants who wish to join the conference call should register online at:

https://register.vevent.com/register/BIe1915fb2cd86464d86e0ebf18c7e4552

Once registration is completed, each participant will receive the dial-in number and a unique access PIN for the conference call.

Participants joining the conference call should dial in at least 10 minutes before the scheduled start time.

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.lexin.com.

About LexinFintech Holdings Ltd.

We are a leading credit technology-empowered personal financial service enabler. Our mission is to use technology and risk management expertise to make financing more accessible for young generation consumers. We strive to achieve this mission by connecting consumers with financial institutions, where we facilitate through a unique model that includes online and offline channels, installment consumption platform, big data and AI driven credit risk management capabilities, as well as smart user and loan management systems. We also empower financial institutions by providing cutting-edge proprietary technology solutions to meet their needs of financial digital transformation.

For more information, please visit http://ir.lexin.com.

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income attributable to ordinary shareholders of the Company, non-GAAP EBIT, adjusted net income per ordinary share and per ADS attributable to ordinary shareholders of the Company, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income attributable to ordinary shareholders of the Company as net income attributable to ordinary shareholders of the Company excluding share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss) and we define non-GAAP EBIT as net income excluding income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss).

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Adjusted net income attributable to ordinary shareholders of the Company enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes, and investment income/(loss). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense, share-based compensation expenses, interest expense, net, and investment income/(loss). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense, interest expense, net, and investment income/(loss) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income attributable to ordinary shareholders of the Company and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2023. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Mandy Dong

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: Mandydong@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2022	June 30, 2023
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	1,494,150	2,627,677	362,373
Restricted cash	1,267,512	1,682,124	231,976
Restricted term deposit and short-term investments	1,331,858	1,019,454	140,589
Short-term financing receivables, net(1)(2)	6,397,920	5,144,518	709,461
Short-term contract assets and receivables, net(1)(2)	3,894,175	4,576,877	631,180
Deposits to insurance companies and guarantee companies	2,249,022	2,282,213	314,732
Prepayments and other current assets(2)	1,086,952	1,237,605	170,673
Amounts due from related parties	6,602	7,016	968
Inventories, net	53,917	54,811	7,559
Total Current Assets	17,782,108	18,632,295	2,569,511
Non-current Assets
Restricted cash	168,521	179,202	24,713
Long-term financing receivables, net(1)	460,325	356,049	49,101
Long-term contract assets and receivables, net(1)(2)	605,051	776,957	107,147
Property, equipment and software, net	284,593	385,485	53,161
Land use rights, net	931,667	914,467	126,111
Long‑term investments	348,376	349,591	48,211
Deferred tax assets	1,141,761	1,127,993	155,557
Other assets	1,048,301	1,169,387	161,266
Total Non-current Assets	4,988,595	5,259,131	725,267
TOTAL ASSETS	22,770,703	23,891,426	3,294,778

LIABILITIES
Current liabilities
Accounts payable	25,970	39,766	5,484
Amounts due to related parties	4,669	4,022	555
Short‑term borrowings	1,168,046	1,094,572	150,948
Short‑term funding debts	4,385,253	3,260,609	449,659
Deferred guarantee income	894,858	1,276,537	176,043
Contingent guarantee liabilities	882,107	1,290,205	177,927
Accruals and other current liabilities(2)	3,057,469	3,432,265	473,331
Convertible notes	2,063,545	1,442,358	198,910
Total Current Liabilities	12,481,917	11,840,334	1,632,857
Non-current Liabilities
Long-term borrowings	150,430	506,640	69,869
Long‑term funding debts	1,334,105	2,065,097	284,790
Deferred tax liabilities	52,559	48,127	6,637
Other long-term liabilities	102,941	57,546	7,936
Total Non-current Liabilities	1,640,035	2,677,410	369,232
TOTAL LIABILITIES	14,121,952	14,517,744	2,002,089
Shareholders’ equity:
Class A Ordinary Shares	191	192	29
Class B Ordinary Shares	47	47	8
Treasury stock	(328,764)	(328,764)	(45,339)
Additional paid-in capital	3,081,254	3,143,543	433,510
Statutory reserves	1,022,592	1,022,592	141,022
Accumulated other comprehensive income	(20,842)	(41,424)	(5,713)
Retained earnings	4,894,273	5,577,496	769,172
Total shareholders’ equity	8,648,751	9,373,682	1,292,689
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,770,703	23,891,426	3,294,778

__________________________

(1) Short-term financing receivables, net of allowance for credit losses of RMB184,187 and RMB69,533 as of December 31, 2022 and June 30, 2023, respectively.

Short-term contract assets and receivables, net of allowance for credit losses of RMB216,850 and RMB292,927 as of December 31, 2022 and June 30, 2023, respectively.

Long-term financing receivables, net of allowance for credit losses of RMB13,220 and RMB4,769 as of December 31, 2022 and June 30, 2023, respectively.

Long-term contract assets and receivables, net of allowance for credit losses of RMB52,742 and RMB73,829 as of December 31, 2022 and June 30, 2023, respectively.

(2) Starting from the fourth quarter of 2022, we updated the presentation of our Condensed Consolidated Balance Sheets, to provide more relevant and clear information. We also revised the presentation in comparative periods to conform to the current classification.

Accrued interest receivable is included in Short-term financing receivables.

Guarantee receivables and Contract assets and service fees receivable are combined as Contract assets and receivables.

Prepaid expenses and other current assets and Loan at fair value are combined as Prepayments and other current assets.

Accrued interest payable and Accrued expenses and other current liabilities are combined as Accruals and other current liabilities.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Credit facilitation service income(3)	1,438,223	2,137,718	294,805	2,334,648	4,253,526	586,588
Loan facilitation and servicing fees-credit oriented	667,446	945,919	130,448	923,185	1,910,090	263,413
Guarantee income	289,764	617,599	85,171	543,676	1,171,267	161,525
Financing income(3)	481,013	574,200	79,186	867,787	1,172,169	161,649
Tech-empowerment service income(3)	436,194	391,695	54,017	933,475	759,627	104,757
Installment e-commerce platform service income(3)	538,413	526,399	72,594	857,085	1,025,558	141,431
Total operating revenue	2,412,830	3,055,812	421,416	4,125,208	6,038,711	832,776
Operating cost
Cost of sales	(551,367)	(465,393)	(64,181)	(879,580)	(931,864)	(128,510)
Funding cost	(127,896)	(155,651)	(21,465)	(222,149)	(306,034)	(42,204)
Processing and servicing cost	(473,631)	(446,140)	(61,526)	(936,096)	(975,101)	(134,473)
Provision for financing receivables	(119,219)	(145,931)	(20,125)	(164,748)	(284,779)	(39,273)
Provision for contract assets and receivables	(130,017)	(125,242)	(17,272)	(201,218)	(267,188)	(36,847)
Provision for contingent guarantee liabilities	(377,424)	(722,018)	(99,571)	(627,316)	(1,375,095)	(189,634)
Total operating cost	(1,779,554)	(2,060,375)	(284,140)	(3,031,107)	(4,140,061)	(570,941)
Gross profit	633,276	995,437	137,276	1,094,101	1,898,650	261,835
Operating expenses:
Sales and marketing expenses	(477,453)	(453,112)	(62,487)	(837,897)	(893,077)	(123,161)
Research and development expenses	(154,529)	(121,338)	(16,733)	(307,035)	(250,865)	(34,596)
General and administrative expenses	(113,127)	(96,519)	(13,311)	(230,124)	(193,556)	(26,693)
Total operating expenses	(745,109)	(670,969)	(92,531)	(1,375,056)	(1,337,498)	(184,450)
Change in fair value of financial guarantee derivatives and loans at fair value	304,552	130,461	17,991	567,420	286,726	39,541
Interest expense, net	(15,942)	(21,804)	(3,007)	(31,247)	(25,884)	(3,570)
Investment income/(loss)	6,132	(699)	(96)	7,506	(539)	(74)
Others, net	24,674	4,101	566	45,719	16,856	2,325
Income before income tax expense	207,583	436,527	60,199	308,443	838,311	115,607
Income tax expense	(40,133)	(80,794)	(11,142)	(59,510)	(155,088)	(21,388)
Net income	167,450	355,733	49,057	248,933	683,223	94,219
Less: net income attributable to non-controlling interests	2,675	-	-	6,059	-	-
Net income attributable to ordinary shareholders of the Company	164,775	355,733	49,057	242,874	683,223	94,219

Net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.46	1.08	0.15	0.69	2.08	0.29
Diluted	0.44	1.02	0.14	0.67	1.94	0.27

Net income per ADS attributable to ordinary shareholders of the Company
Basic	0.92	2.17	0.30	1.37	4.16	0.57
Diluted	0.88	2.04	0.28	1.33	3.87	0.53

Weighted average ordinary shares outstanding
Basic	357,773,159	328,241,855	328,241,855	354,109,101	328,402,747	328,402,747
Diluted	402,495,145	374,351,114	374,351,114	398,901,944	374,821,074	374,821,074

__________________________

(3) Starting from the fourth quarter of 2022, we updated the descriptions of three categories of our revenue streams as Credit facilitation service income, Tech-empowerment service income, and Installment e-commerce platform service income, to provide more relevant and clear information. We also revised the revenue presentation in comparative periods to conform to the current classification.

Credit facilitation service income was previously reported as “Credit-Driven Platform Services” before the change of presentation.

Financing income was previously reported as “Interest and financial services income and other revenues” before the change of presentation.

Tech-empowerment service income was previously reported as “Technology-Driven Platform Services” before the change of presentation.

Installment e-commerce platform service income was previously reported as “New consumption-driven, location-based services” before the change of presentation.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands)	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net income	167,450	355,733	49,057	248,933	683,223	94,219
Other comprehensive income
Foreign currency translation adjustment, net of nil tax	(20,615)	(24,579)	(3,390)	(19,607)	(20,582)	(2,838)
Total comprehensive income	146,835	331,154	45,667	229,326	662,641	91,381
Less: net income attributable to non-controlling interests	2,675	-	-	6,059	-	-
Total comprehensive income attributable to ordinary shareholders of the Company	144,160	331,154	45,667	223,267	662,641	91,381

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
(In thousands, except for share and per share data)	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted net income attributable to ordinary shareholders of the Company to Net income attributable to ordinary shareholders of the Company
Net income attributable to ordinary shareholders of the Company	164,775	355,733	49,057	242,874	683,223	94,219
Add: Share-based compensation expenses	38,250	25,987	3,584	79,818	58,656	8,089
Interest expense associated with convertible notes	11,471	27,017	3,726	22,410	42,073	5,802
Investment (income)/loss	(6,132)	699	96	(7,506)	539	74
Adjusted net income attributable to ordinary shareholders of the Company	208,364	409,436	56,463	337,596	784,491	108,184

Adjusted net income per ordinary share attributable to ordinary shareholders of the Company
Basic	0.58	1.25	0.17	0.95	2.39	0.33
Diluted	0.52	1.09	0.15	0.85	2.09	0.29

Adjusted net income per ADS attributable to ordinary shareholders of the Company
Basic	1.16	2.49	0.34	1.91	4.78	0.66
Diluted	1.04	2.19	0.30	1.69	4.19	0.58

Weighted average number of ordinary shares outstanding attributable to ordinary shareholders of the Company
Basic	357,773,159	328,241,855	328,241,855	354,109,101	328,402,747	328,402,747
Diluted	402,495,145	374,351,114	374,351,114	398,901,944	374,821,074	374,821,074

Reconciliations of Non-GAAP EBIT to Net income
Net income	167,450	355,733	49,057	248,933	683,223	94,219
Add: Income tax expense	40,133	80,794	11,142	59,510	155,088	21,388
Share-based compensation expenses	38,250	25,987	3,584	79,818	58,656	8,089
Interest expense, net	15,942	21,804	3,007	31,247	25,884	3,570
Investment (income)/loss	(6,132)	699	96	(7,506)	539	74
Non-GAAP EBIT	255,643	485,017	66,886	412,002	923,390	127,340

Additional Credit Information

Vintage Charge Off Curve

8.00%
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
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